lefthandbrewing
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KETTLE PUMP

lefthandbrewing Thank you to everyone who has already reserved their Left Hand investment through Wefunder. We're excited to announce we're almost 40% of the way to our goal 🙌

Please check out our Wefunder investment page through our bio link to learn more about how we plan to help independent craft beverage companies stay independent.

Cheers! 🍻
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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